5-5 2/7/06

A/S 2/9/06

SECURITIE: N

06001814

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RECEIVED PROCESSING 2006 SECTION

ANNUA... REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12123

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/01/04** (MM/DD/YY) AND ENDING **11/30/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allen & Company LLC**
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

711 Fifth Avenue
(No. and street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland **212-832-8000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/10/06

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Allen & Company LLC (the "Company"), a wholly- owned subsidiary of Allen Operations LLC, for the year ended November 30, 2005 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0, CREDITS $31).

1/20/06

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 20th day of January 2006

Notary Public

TERENCE McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept 30, 2008

ALLEN & COMPANY LLC
(A Wholly-Owned Subsidiary of Allen Operations LLC)
<u>(S.E.C. I.D. No. 8-12123)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to
Rule 17a-5(e)(3) of the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC:

We have audited the accompanying statement of financial condition of Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC as of November 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allen & Company LLC at November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 20, 2006

ALLEN & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2005
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 95,181
Cash and U.S. Treasury securities—at market, segregated in compliance with Federal regulations	3,088
Receivables from brokers and dealers	5,334
Receivables from customers	3
Securities borrowed	24,510
Securities and investments owned:	
At market value	7,843
At fair value	3,705
Fixed assets, net of accumulated depreciation of $1,369	1,687
Receivables from affiliates	11,135
Other assets	8,179
TOTAL ASSETS	$ 160,665

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to customers	$ 24,300
Payables to brokers and dealers	2
Commissions payable	10,010
Payables to affiliates	3,105
Post-retirement benefits payable	11,647
Other liabilities	5,857
Total liabilities	54,921
MEMBER'S EQUITY—	
Member's Equity	105,744
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 160,665

See notes to financial statement.

ALLEN & COMPANY LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2005
(Dollars in thousands)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a) ***Organization and Basis of Presentation***—Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC ("Member" or "Parent") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Services provided by the Company include investment banking, trading, and securities brokerage activities.

b) ***Use of Estimates in the Preparation of the Statement of Financial Condition***—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement, particularly in the valuation of non-readily marketable investments. Actual results could differ from those estimates.

c) ***Cash and Cash Equivalents***—Approximately $95,000 of cash and cash equivalents represent short-term, liquid investments in money market funds invested solely in U.S. Treasury securities. Approximately $29,000 of this amount is maintained in a joint account which contains additional funds from related entities.

d) ***Cash and U.S. Treasury Securities Segregated in Compliance with Federal Regulations***—Cash of $118 and U.S. Treasury bills with a market value of $2,970 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

e) ***Securities Transactions***—Positions in securities are recorded on a settlement-date basis, the effect of which is not materially different from a trade-date basis. Marketable securities are recorded at market value, and securities not readily marketable are recorded at fair value as determined by management.

f) ***Receivables from and Payables to Customers***—Receivables from and payables to customers consist of amounts relating to cash and margin transactions and are recorded on a settlement-date basis.

g) ***Receivables from and Payables to Affiliates***—Receivables from affiliates primarily represent amounts paid to members of the Parent and are payable on demand. Payables to affiliates primarily represent amounts collected on behalf of affiliates for services performed.

h) ***Receivables from and Payables to Brokers and Dealers***—$5,300 of receivables from brokers and dealers represents funds on deposit with clearing organizations. The payables to brokers and dealers represent payables arising from failed to receive transactions.

i) ***Trading Position***—The Company holds a trading position valued at $975 and an investment position valued at $500 in a publicly held entity which is controlled by Allen Holding Inc. (the parent company of Allen & Company Inc ("ACI") which is a member of Allen Operations LLC), and several of its shareholders. These positions are included in securities and investments owned at fair value in the statement of financial condition.

j) ***Fixed Assets***—Fixed assets consist primarily of leasehold improvements recorded at cost, less accumulated depreciation.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into securities borrowing arrangements which, in accordance with industry practice, are generally collateralized by cash or securities with a market value in excess of the contractual obligation. These transactions may result in credit exposure in the event the counterparties to the transactions are unable to fulfill their contractual obligations and the collateral is insufficient. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. The Company generally limits its risk by holding or purchasing offsetting positions.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities and investments owned at market value and are comprised principally of marketable equity securities and are stated at market value. Market value represents the publicly quoted market price as of the close of business on November 30, 2005.

Securities and investments which are stated at fair value consist principally of not readily marketable securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be offered or sold because of restrictions or other conditions applicable to the securities and investments in non publicly traded partnerships. In determining fair value, management has estimated values of certain financial instruments held by them in the absence of readily ascertainable market values and based upon a compilation of available information.

Due to the inherent uncertainty as to the valuation for securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

4. SECURITIES RECEIVED AS COLLATERAL

At November 30, 2005, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists of securities received in connection with securities borrowed agreements with a financial institution. The fair value of such collateral at November 30, 2005 is approximately $23,828. This collateral was used by the Company to cover short sales of customers. At November 30, 2005, substantially all of the above collateral has been repledged.

5. EMPLOYEE BENEFIT PLANS

The Company participates with Allen & Company Incorporated in a qualified, noncontributory defined benefit pension plan that provides retirement benefits to the majority of its employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under ERISA, to the extent the contributions will be tax deductible.

The plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the Employee Retirement Income Security Act of 1974 (ERISA) by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

The following table provides the plans' benefit obligation, fair value of plan assets, and the Company's funded status as of November 30, 2005:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 25,476	$ 8,008
Fair value of plan assets	17,611	-
Unfunded status	$ (7,865)	$ (8,008)
Benefit cost	740	1,075
Employer contributions	886	56
Participant contributions	-	11
Benefits paid	(104)	(67)

Amounts recognized in the statement of financial position consist of the following:

	Pension Benefits	Medical Benefits
Accrued benefit liability	$ (3,828)	$ (7,819)
Intangible asset	74	-
Accumulated other comprehensive income	2,026	-
Net amount recognized	$ (1,728)	$ (7,819)

The accumulated benefit obligation for the defined benefit pension plan was $21,439 at November 30, 2005. The company expects to contribute $904 to its pension plan and $86 to its medical plan in 2006.

Weighted-average assumptions used to determine benefit obligations at November 30, 2005 are as follows:

	Pension Benefits	Medical Benefits
Discount rate	5.25%	5.25%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended November 30, 2005 are as follows:

	Pension Benefits	Medical Benefits
Discount rate	5.25%	5.25%
Expected long-term return on plan assets	5.50%	N/A
Rate of compensation increase	5.00%	5.00%

For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 decreasing to 4.5% for 2008 and beyond.

The Company's pension plan weighted-average asset allocation, by asset category, at November 30, 2005 is as follows:

Asset Category	Target Allocation	Plan Assets
Equity securities	35% +/- 5%	38.1 %
Debt securities	60% +/- 5%	60.8
Money market securities	5% +/- 5%	1.1
Total		100.0 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term equity securities are expected to return 7%-9%, debt securities are expected to return 4%-6%, and money market securities are expected to return 1%-3%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Medical Benefits
2006	$ 298	$ 86
2007	345	112
2008	442	100
2009	528	116
2010	524	170
2011-2015	4,153	1,570

The Company also has a defined contribution 401(k) plan in which all employees of the Company are eligible to participate in the plan after six months as an active, full-time employee. All costs of administering the plan are borne by the Company. Participants may contribute up to 15% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code.

6. UNINCORPORATED BUSINESS TAX

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Parent has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Parent.

The Parent is subject to New York City Unincorporated Business Tax ("UBT"). The Company has been allocated its share of UBT for financial statement purposes. At November 30, 2005 the Company has recorded a deferred tax benefit primarily due to, book to tax differences in post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

7. RELATED PARTY TRANSACTIONS

Substantially all of the receivables from affiliates relates to amounts due from the Parent in connection with disbursements made on its behalf. Payables to affiliates represent balances due under the service agreement as amounts due in connection with other business activities.

8. COMMITMENTS AND CONTINGENCIES

Lease Obligations—The Company's future minimum rental payments required under leases for office space that have remaining noncancelable terms of one year or more at November 30, 2005 which expire July 31, 2017 are presented below:

Year Ending	Total
2006	$ 3,053
2007	3,336
2008	3,538
2009	3,530
2010	3,530
2011 and thereafter	25,137
Total	$ 42,124

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule. At November 30, 2005, the Company had net capital of $77,533, which was $76,533 in excess of the minimum required net capital of $1,000.

10. WITHDRAWAL OF CAPITAL

In January 2006, the Company made distributions to its Parent amounting to approximately $31,000.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Allen & Company LLC (the "Company") a wholly-owned subsidiary of Allen Operations LLC for the year ended November 30, 2005 (on which we issued our report dated January 20, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedure may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk

that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP